[KAYE SCHOLER LLP LETTERHEAD]                      Hillary F. Jassey
                                                   212 836-7799
                                                   Fax 212 836-6758
                                                   hjassey@kayescholer.com

                                                   425 Park Avenue
                                                   New York, New York 10022-3598
                                                   212 836-8000
                                                   Fax 212 836-8689
                                                   www.kayescholer.com

                                December 10, 2004


BY EDGAR AND BY HAND

Mr. Matthew Franker
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


              Re:   MAAX Corporation
                    Registration Statement on Form F-4
                    File No. 333-118990
                    ------------------------------------------


Dear Mr. Franker:


         This letter is submitted on behalf of MAAX Corporation (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form F-4 (File No. 333-118990) (the "Registration Statement"), as set forth in your letter to Andre Heroux dated October 7, 2004. The Company is filing under separate cover Amendment No. 1 to the Registration Statement in response to such comments. Included with this letter are two copies of such filing, one of which has been marked to show changes to the Registration Statement filed on September 15, 2004.

         The text of each comment contained in the Staff's letter is set forth in italics below, followed by the Company's response. All references to page numbers in the text of this letter refer to pages in the Registration Statement, as revised and marked to show changes from the filing dated September 15, 2004.

NEW YORK  CHICAGO  LOS ANGELES  WASHINGTON, D.C.  WEST PALM BEACH  FRANKFURT  HONG KONG  LONDON  SHANGHAI

[KAYE SCHOLER LLP LETTERHEAD]


                                       2                       December 10, 2004

ACCOUNTING COMMENTS

         1. Please amend to include the corporate structure chart on page 4 of your filing. In addition, provide us with an organizational chart that captures the relationship between MAAX Corporation and all of the entities that are guaranteeing the notes being registered, if not, already displayed on the corporate structure chart to be inserted on page 4.

RESPONSE: The corporate structure chart on page 4 has been revised to include all of the entities that are guaranteeing the notes being registered.

         2. In accordance with Rule 3-10 of Regulation S-X, you must provide separate financial statements for every guarantor, unless you fall within one of the exceptions provided in paragraphs (b), (c), (d), (e) or (f) of Rule 3-10 of Regulation S-X. However, only one of the exception paragraphs can be applied. Please advise, as appropriate. If you meet one of the exceptions, please note that in lieu of separate financial statements, the financial statements included in the registration statement must include an audited footnote that contains all of the disclosures required by Rule 3-10 of Regulation S-X. In this regard, your interim financial statements must also provide all of the required Rule 3-10 of Regulation S-X disclosures.

RESPONSE: MAAX Inc. was acquired by the issuer, MAAX Corporation, pursuant to a merger agreement by which two of MAAX Corporation's wholly-owned subsidiaries were amalgamated with MAAX Inc. on June 4, 2004. Upon consummation of the amalgamation, MAAX Corporation acquired MAAX Inc. and its direct and indirect subsidiaries. The amalgamation occurred immediately prior to the private placement offering of the US$150 million 9.75% Senior Subordinated Notes due 2012 that is being registered with the Commission in the Registration Statement.

To comply with the requirement to provide financial statements of an acquired business (S-X 210.3-05) in a registration statement, the consolidated financial statements of MAAX Inc. were included in the Registration Statement.

FOR ANNUAL FINANCIAL STATEMENTS

The consolidated financial statements of MAAX Inc. were also required under application of S-X 210.3-10(g) as:

         i. the financial statements of the acquiree, MAAX Inc., have not been included in the audited consolidated results of MAAX Corporation for at least nine months; and

         ii. the purchase price of MAAX Inc. (US$422 million) exceeded the principal amount of the debt being registered (US$150 million) by more than 20%.


NEW YORK  CHICAGO  LOS ANGELES  WASHINGTON, D.C.  WEST PALM BEACH  FRANKFURT  HONG KONG  LONDON  SHANGHAI

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[KAYE SCHOLER LLP LETTERHEAD]


                                       3                       December 10, 2004

Based on the instructions and examples provided in SEC Final Release No. 33-7878 (the "SEC Release"), MAAX Corporation performed the "20% test" based on the consolidated financial statements of all the guarantors acquired. Even though the organizational chart shows many entities as guarantors, these companies were all related (as all guarantors, other than Beauceland Corporation, were subsidiaries of MAAX Inc.) and thus MAAX Corporation performed the test based on the acquisition cost of MAAX Inc.

Furthermore, example 5 of Appendix B of the SEC Release indicates that for two related acquired entities under common control "combined financial statements may be appropriate".

In our situation, the financial statements of MAAX Inc. are already consolidated and provide better information than combined financial statements.

However, some subsidiaries of MAAX Corporation (the European subsidiaries and Sani-Nova B.V.) are non-guarantors. We understand that the Staff has previously interpreted a similar situation and that the exemption under S-X 210.3-10(f) would apply as if MAAX Inc. were the issuer and the guarantees were provided by some but not all of its subsidiaries. The non-guarantors do not meet the test to be considered minor as defined under S-X 210.3-10(h)(6).

This results in the inclusion of condensed consolidating financial information, by way of a footnote on page F-47 in the MAAX Inc. consolidated financial statements, which presents the following information:
      -     parent company (MAAX Inc.)
      - subsidiary guarantors on a combined basis (all of the former MAAX Inc. subsidiaries except the European subsidiaries and Sani-Nova B.V.)
      -     the non-guarantors (the European subsidiaries and Sani-Nova B.V.)
      -     consolidated adjustments
      -     total consolidated amount for MAAX Inc.

The condensed consolidating financial information is provided for the two fiscal years ended February 29, 2004 and February 28, 2003 as MAAX Corporation was only required to provide two (2) years of U.S. GAAP financial statements in the initial filing of its Registration Statement.

FOR INTERIM FINANCIAL STATEMENTS

In updating the Registration Statement, MAAX Corporation included the six-month interim consolidated financial statements for the period ended August 31, 2004 of its parent, Beauceland Corporation, which is also a guarantor and a registrant. The Beauceland Corporation interim consolidated income statement and cash flows include the results of operations of the acquired entity MAAX Inc. since the date the acquisition was completed on June 4, 2004. The consolidated balance sheet at August 31, 2004 reflects the acquisition of MAAX Inc.

The exception to the requirements of S-X 210.3-10 applicable to the interim consolidated financial statements of Beauceland Corporation is that of section
(d) - Subsidiary issuer of securities guaranteed by its parent company and one or more other subsidiaries of that parent company.


NEW YORK  CHICAGO  LOS ANGELES  WASHINGTON, D.C.  WEST PALM BEACH  FRANKFURT  HONG KONG  LONDON  SHANGHAI

[KAYE SCHOLER LLP LETTERHEAD]


                                       4                       December 10, 2004

The following condensed consolidating financial information is presented in the footnote on page F-14 to the Beauceland Corporation financial statements:

      -     parent company (Beauceland Corporation)

      -     the issuer (MAAX Corporation)

      - subsidiary guarantors on a combined basis (all subsidiaries except the European subsidiaries and Sani-Nova B.V.)

      -     the non-guarantors (the European subsidiaries and Sani-Nova B.V.)

      -     consolidated adjustments

      -     total consolidated amount for Beauceland Corporation.

Because the consolidated interim financial statements of Beauceland Corporation for the six-month period ended August 31, 2004 include, for comparison purposes, financial statements of the predecessor MAAX Inc., the following columns are presented in the consolidated financial statements:

     Balance sheet                        August 31, 2004 - Beauceland Corporation


                                          February 28, 2004 - MAAX Inc.
                                          (indicating that it is the predecessor)

     Income and cash flows statement      Beauceland Corporation which had no prior operations
                                          includes the results of operations of MAAX Inc. since
                                          completion of the acquisition on June 4, 2004.

                                          MAAX Inc. - as predecessor for the
                                          periods from March 1, 2004 to May 31, 2004
                                          and from June 1 to June 3, 2004 and comparative
                                          six months from March 1, 2003 to August 31,
                                          2003 (indicating that it is the predecessor).

The interim consolidated financial statements include the presentation of condensed consolidating financial information in the footnote for either Beauceland Corporation or MAAX Inc., as appropriate.

DETERMINATION OF "PARENT"

The Registration Statement of MAAX Corporation includes Beauceland Corporation as an Additional Registrant. We understand that as a result, Beauceland Corporation will be an Exchange Act reporting company for the fiscal year in which the Registration Statement is declared effective. Beauceland Corporation has no assets or operations, other than its investment in MAAX Corporation.

Based on the SEC Release and the definition in S-X 210.3-10, it appears that Beauceland Corporation meets the definition of "parent". Consequently, the consolidated financial statements of the parent Beauceland Corporation are provided instead of the consolidated financial statements of MAAX Corporation.

NEW YORK  CHICAGO  LOS ANGELES  WASHINGTON, D.C.  WEST PALM BEACH  FRANKFURT  HONG KONG  LONDON  SHANGHAI

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[KAYE SCHOLER LLP LETTERHEAD]


                                       5                       December 10, 2004

         Thank you for your assistance regarding this matter. Please contact Stephen C. Koval at (212) 836-8019 or the undersigned at (212) 836-7799 with any further comments or questions you may have.

                                                 Sincerely,

                                                 /s/ Hillary F. Jassey

                                                 Hillary F. Jassey, Esq.

cc:      Tracey Houser
         Jeanne Baker
         Andre Heroux
         Denis Aubin
         Pierre Leblanc
         Stephen C. Koval, Esq.
         Marlo Salz, Esq.
         Christopher Britton, Esq.

NEW YORK  CHICAGO  LOS ANGELES  WASHINGTON, D.C.  WEST PALM BEACH  FRANKFURT  HONG KONG  LONDON  SHANGHAI